# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Acquisition Corp. I, CIK 0002098669
CUSIP: G92ALM108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 7100 W Camino Real Suite 302-48, Boca Raton, Florida (FL), 33433
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0002098617
Persons authorized to receive notices and communications: Paul Packer, 7100 W Camino Real Suite 302-48, Boca Raton, Florida (FL), 33433, (212) 847-3248

## Reporting persons
- United Acquisition SPAC LLC (CIK 0002098617): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,908,790; shared voting power 0; sole dispositive power 3,908,790; shared dispositive power 0; aggregate amount beneficially owned 3,908,790 (27.3% of the class)
  Comment: (1) Includes 175,457 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 3,733,333 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described in the Issuer's registration statement on Form S-1 (File No. 333-291904) (the "Registration Statement"). The 3,733,333 Class B Ordinary Shares include up to 439,233 shares which are subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering ("IPO") is not exercised in full. The 175,457 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-quarter of one warrant, each whole warrant exercisable into one Class A Ordinary Share on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Securities Purchase Agreement by and between United Acquisition SPAC LLC (the "Sponsor") and the Issuer (the "Private Placement Securities Purchase Agreement"). Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, is the managing member of the Sponsor and accordingly Mr. Packer may be deemed to have beneficial ownership of securities reported herein. Mr. Packer disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein.
  (2) Excludes 2,383,257 Class A Ordinary Shares which will be issued upon the exercise of (i) 43,864 warrants included in the private placement units and (ii) 2,339,393 additional warrants purchased pursuant to the Private Placement Securities Purchase Agreement.
- Paul Packer (CIK 0001268460): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,908,790; shared voting power 0; sole dispositive power 3,908,790; shared dispositive power 0; aggregate amount beneficially owned 3,908,790 (27.3% of the class)
  Comment: (1) Includes 175,457 of the Issuer's Class A Ordinary Shares and 3,733,333 of the Issuer's Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described in the Registration Statement. The 3,733,333 Class B Ordinary Shares include up to 439,233 shares which are subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's IPO is not exercised in full. The 175,457 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one-quarter of one warrant, each whole warrant exercisable into one Class A Ordinary Share on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination), acquired pursuant to the Private Placement Securities Purchase Agreement. Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer, is the managing member of the Sponsor and accordingly Mr. Packer may be deemed to have beneficial ownership of securities reported herein. Mr. Packer disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein.
  (2) Excludes 2,383,257 Class A Ordinary Shares which will be issued upon the exercise of (i) 43,864 warrants included in the private placement units and (ii) 2,339,393 additional warrants purchased pursuant to the Private Placement Securities Purchase Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: United Acquisition Corp. I
Address of issuer's principal executive offices: 7100 W Camino Real Suite 302-48, Boca Raton, Florida (FL), 33433

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) the Sponsor, which is the holder of record of approximately 27.3% of the issued and outstanding Ordinary Shares (14,292,913) based on the number of Class A Ordinary Shares (10,459,580) and Class B Ordinary Shares (3,833,333) outstanding as of February 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on February 17, 2026; (ii) Paul Packer, the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer and the managing member of the Sponsor. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor and Paul Packer is 7100 W. Camino Real, Suite 302-48, Boca Raton, Florida 33433.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Mr. Packer serves as the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of the Issuer and the managing member of the Sponsor.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Packer is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $1,779,570. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on October 24, 2025, 2,875,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Purchase Agreement, dated as of October 24, 2025, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. In November 2025, the Issuer effected a share dividend, resulting in the Sponsor holding an aggregate of 3,833,333 Founder Shares. Subsequently, the Sponsor transferred 25,000 Founder Shares to four of the Issuer's independent directors at their original purchase price of $0.007 per share, resulting in the Sponsor holding an aggregate of 3,733,333 Founder Shares, up to 500,000 of which were subject to forfeiture to the extent that the underwriters' over-allotment option in connection with the IPO was not exercised in full. On February 11, 2026, the underwriters partially exercised their over-allotment option. As a result, 439,233 Founder Shares remain subject to forfeiture.

On January 30, 2026, simultaneously with the consummation of the Issuer's IPO, the Sponsor purchased 175,000 units ("Private Placement Units") of the Issuer at $10.00 per Private Placement Unit, pursuant to the Private Placement Securities Purchase Agreement, dated as of January 28, 2026, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. On February 12, 2026, in connection with the partial exercise by the underwriters of their over-allotment option, the Sponsor purchased 457 additional Private Placement Units at $10.00 per Private Placement Unit, pursuant to the Private Placement Securities Purchase Agreement. Each Private Placement Unit consists of one Class A Ordinary Share and one-quarter of a warrant, with each whole warrant exercisable into one Class A ordinary share at an exercise price of $11.50, subject to adjustment, on the later of (i) January 30, 2027, and (ii) the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated January 28, 2026).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; tax considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments. Subject to the restrictions described herein, including certain lock-up restrictions as further described in Item 6 below, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their position as a securityholder of the Issuer and Mr. Packer's position as a director and executive officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a business combination, as contemplated in the Issuer's Amended and Restated Memorandum and Articles of Association; a merger, reorganization or transactions that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; changes in the Issuer's Amended and Restated Memorandum and Articles of Association, agreements, collaborations and other business arrangements between or involving the Reporting Persons and the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. Other than as described above or other than as may have arisen in Mr. Packer's capacity as a director and executive officer of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. To the extent Mr. Packer may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Issuer, the Reporting Persons do not expect to disclose such developments of his involvement by amending this statement. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 14,292,913 Ordinary Shares, including 10,459,580 Class A ordinary shares and 3,833,333 Class B Ordinary Shares outstanding as of February 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026) are as follows:

Sponsor: Amount beneficially owned: 3,908,790 and Percentage: 27.3%; and

Paul Packer: Amount beneficially owned: 3,908,790 and Percentage: 27.3%.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 14,292,913 Ordinary Shares, including 10,459,580 Class A ordinary shares and 3,833,333 Class B Ordinary Shares outstanding as of February 12, 2026, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on February 17, 2026) are as follows:

(x) Sponsor:

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 3,908,790

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 3,908,790

iv. Shared power to dispose or to direct the disposition of: 0

(y) Paul Packer:

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 3,908,790

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 3,908,790

iv. Shared power to dispose or to direct the disposition of: 0

Mr. Packer is the managing member of the Sponsor and holds sole voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. As such, Mr. Packer may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Mr. Packer disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest he may have therein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement

In connection with the organization of the Issuer, on October 24, 2025, 2,875,000 Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement. The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.2 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on December 2, 2025 (and is incorporated by reference herein as Exhibit 10.1). In November 2025, the Issuer effected a share dividend, resulting in the Sponsor holding an aggregate of 3,833,333 Founder Shares. Subsequently, the Sponsor transferred 25,000 Founder Shares to four of the Issuer's independent directors at their original purchase price of $0.007 per share, resulting in the Sponsor holding an aggregate 3,733,333 Founder Shares.

Private Placement Securities Purchase Agreement

On January 30, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 175,000 Private Placement Units pursuant to the Private Placement Securities Purchase Agreement. The Placement Units and the securities underlying such Private Placement Units are subject to a lock-up provision in the Private Placement Securities Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (defined below). The description of the Private Placement Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 28, 2026, in connection with the IPO, the Issuer, the Sponsor and Mr. Packer and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor and Mr. Packer agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Private Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account, less up to $100,000 of interest to pay dissolution expenses and net of permitted withdrawals (as defined in the Registration Statement and comprised of withdrawals (i) to fund the Issuer's working capital requirements, subject to a limit of $500,000 or 5% of the annual interest earned on the Trust Account and (ii) to pay the Issuer's taxes), divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of permitted withdrawals; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 2, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 28, 2026, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 2, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Purchase Agreement, dated as of October 24, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on December 2, 2025).

Exhibit 10.2 - Private Placement Securities Purchase Agreement, dated as of January 28, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 10.3 - Insider Letter Agreement, dated as of January 28, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 10.4 - Registration Rights Agreement, dated as of January 28, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 2, 2026).

Exhibit 99.1 - Joint Filing Agreement, February 19, 2026, by and between the Reporting Persons.

## Signatures
- United Acquisition SPAC LLC: /s/ Paul Packer, Paul Packer / Managing Member (02/19/2026)
- Paul Packer: /s/ Paul Packer, Paul Packer (02/19/2026)